UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Meten EdtechX Education Group Ltd.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G6055H114

(CUSIP Number)

Ying Li, Esq.

Hunter Taubman Fischer & Li LLC
800 Third Avenue, Suite 2800
New York, NY 10022
212-530-2206

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 7, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G6055H114	13D

1	Names of Reporting Persons Yupeng Guo
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization The People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 1
	8	Shared Voting Power 3,358,414
	9	Sole Dispositive Power 1
	10	Shared Dispositive Power 3,358,414

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,358,415
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13	Percent of Class Represented by Amount in Row (11) 5.221%
14	Type of Reporting Person IN

CUSIP No. G6055H114	13D

1	Names of Reporting Persons RG Education Investment Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 3,358,414
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,358,414

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,358,415
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13	Percent of Class Represented by Amount in Row (11) 5.221%
14	Type of Reporting Person OO (BVI company limited by shares)

CUSIP No. G6055H114	13D

Item 1.	Security and Issuer.

This Amendment No.1 to the statement on Schedule 13D (the “Schedule 13D”) relates to the ordinary shares, $0.0001 par value per share (the “Ordinary Shares”) of Meten EdtechX Education Group Ltd., a Cayman Islands exempted company (the “Issuer”) whose principal executive offices are located at 3rd Floor, Tower A, Tagen Knowledge & Innovation Center, 2nd Shenyun West Road, Nanshan District, Shenzhen, Guangdong Province 518045, The People’s Republic of China.

Item 2.	Identity and Background.

The Schedule 13D is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

1)	Yupeng Guo, and

2)	RG Education Investment Limited.

Yupeng Guo is a citizen of The People’s Republic of China. RG Education Investment Limited is organized under the laws of the British Virgin Islands. The business address of Yupeng Guo is 3rd Floor, Tower A, Tagen Knowledge & Innovation Center, 2nd Shenyun West Road, Nanshan District, Shenzhen, Guangdong Province 518045, The People’s Republic of China. The business address and registered office of RG Education Investment Limited is 3rd Floor, Tower A, Tagen Knowledge & Innovation Center, 2nd Shenyun West Road, Nanshan District, Shenzhen, Guangdong Province 518045, The People’s Republic of China and Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, British Virgin Islands VG1110, respectively. RG Education Investment Limited, the holder of record of all the Ordinary Shares except one reported herein, is controlled by The Guo Yupeng Family Trust, a trust established under the laws of British Virgin Islands and managed by Conyers Trustee Services (BVI) Limited (“Conyers Trustee”) as trustee. Mr. Yupeng Guo is the settlor of The Guo Yupeng Family Trust and Mr. Yupeng Guo and his family members are the trust’s beneficiaries. Under the term of this trust, Mr. Yupeng Guo has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by RG Education Investment Limited in the Issuer. Each of the other Reporting Persons is principally engaged in the business of investments in securities.

During the last five years, none of the Reporting Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On December 12, 2019, the Issuer entered into an Agreement and Plan of Reorganization (“Merger Agreement”) by and among the Issuer, EdtechX Holdings Acquisition Corp., a Delaware corporation (“EdtechX”), Meten Education Inc., a Delaware corporation and wholly owned subsidiary of the Issuer (“EdtechX Merger Sub”), Meten Education Group Ltd., a Cayman Islands exempted company and wholly owned subsidiary of the Issuer (“Meten Merger Sub”), and Meten International Education Group, a Cayman Islands exempted company (“Meten” or the “Company”) which, among other things, provided for (i) Meten Merger Sub to merge with and into the Company, with the Company being the surviving entity of such merger (the “Meten Merger”) and becoming a wholly-owned subsidiary of the Issuer and (ii) EdtechX Merger Sub to merge with and into EdtechX, with EdtechX being the surviving entity of the merger (the “EdtechX Merger” and together with the Meten Merger, the “Mergers”) and becoming a wholly-owned subsidiary of the Issuer.

CUSIP No. G6055H114	13D

On March 30, 2020, the parties to the Merger Agreement consummated the Mergers in accordance with the Merger Agreement. The Reporting Persons held 44,310,011 ordinary shares of Meten immediately prior to the Mergers. The Meten ordinary shares were converted into 6,614,501 shares of Ordinary Shares in connection with the Mergers upon closing of the Mergers. Pursuant to the Merger Agreement, if the Reporting Persons continues to hold Ordinary Shares of the Issuer through certain earnout measurement dates the Reporting Persons will also have the right to receive its pro rata portion of up to an additional 11,000,000 Ordinary Shares (“Contingent Shares”) as follows: (i) 4,000,000 Contingent Shares if the reported closing sale price of the Issuer Ordinary Shares equals or exceeds $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations or other similar actions) for any 20 consecutive trading days at any time before December 31, 2022, and (ii) 7,000,000 Contingent Shares if the reported closing sale price of the Issuer Ordinary Shares equals or exceeds $15.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations or other similar actions) for any 20 consecutive trading days during the fiscal year ending December 31, 2023.

In connection with the exercise of the cash election under the Merger Agreement, JZ Education Investment Limited, AP Education Investment Limited, and RG Education Investment Limited (the “Electing Shareholders”) have elected to receive cash consideration in an aggregate amount of US$4,810,818.35 in lieu of 462,579 ordinary shares. The cash consideration was planned to be paid to the Electing Shareholders in installments, subject to and after receipt of the proceeds of the US$6 million PIPE from ITG Education or the US$4 million PIPE from an unaffiliated third party by us. We received the US$6 million investment from ITG Education. As the US$4 million PIPE was not completed by the 15th business days after the closing of the Mergers, 192,308 of our ordinary shares has been issued to the Electing Shareholders in lieu of the US$2,000,000 cash consideration that the Electing Shareholders has elected to receive for the Mergers. Accordingly, on April 28, 2020, the Issuer issued 43,913 Ordinary Shares to the Reporting Persons.

The Issuer filed a registration statement on Form F-1, as amended (File Number: 333-240081), which was declared effective by the Securities and Exchange Commission on August 7, 2020, registering, among others, the resale of 44,330,947 Ordinary Shares, including 6,658,414 Ordinary Shares held by the Reporting Persons at the time of filing. On November 17, 2020, the Reporting Persons sold 500,000 Ordinary Shares.

On March 15, 2021, RG Education Investment Limited entered into share transfer agreements with two individuals (the “Purchasers”), pursuant to which RG Education Investment Limited agreed to sell an aggregate of 2,800,000 Ordinary Shares (the “Shares”) at a price of US$2.0 per share. On April 7, 2021, RG Education Investment transferred the Shares to the Purchasers.

As of the date of this filing, the Reporting Persons hold 3,358,415 Ordinary Shares of the Issuer.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the securities described in this Schedule 13D in connection with the closing of the Mergers and intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

CUSIP No. G6055H114	13D

Subject to the Voting Agreement and Lock-up Agreement described below in Item 6, the Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. As reported under Item 3 above, if the Reporting Persons continues to hold Ordinary Shares of the Issuer through certain earnout measurement dates the Reporting Persons will also have the right to receive certain Contingent Shares. In addition, subject to the terms of the Voting Agreement, the Reporting Persons may engage in discussions with management, the board of directors, and shareholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or other transaction that could result in the de-listing or de-registration of the Ordinary Shares; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Issuer’s board of directors (the “Board”).

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer.

(a) The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Ordinary Shares and percentage of shares of Ordinary Shares beneficially owned by each of the Reporting Persons, as well as the number of shares of Ordinary Shares as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, based on 64,325,637 Ordinary Shares outstanding as of the date of this filing:

Reporting Person	Amount beneficially owned		Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Yupeng Guo	3,358,415	(1)	5.221%	1	3,358,414	1	3,358,414
RG Education Investment Limited	3,358,414	(1)	5.221%	0	3,358,414	0	3,358,414

(1)	Represents 3,358,414 ordinary shares directly held by RG Education Investment Limited, a business company limited by shares incorporated in British Virgin Islands. Additionally, as reported in Item 3 above, the Reporting Persons are subject to certain Contingent Shares under the Merger Agreement if certain stock price thresholds are met on specified dates. The Contingent Shares are not included in this report of beneficial ownership. RG Education Investment Limited is controlled by The Guo Yupeng Family Trust, a trust established under the laws of British Virgin Islands and managed by Conyers Trustee as trustee. Mr. Yupeng Guo is the settlor of The Guo Yupeng Family Trust and Mr. Yupeng Guo and his family members are the trust’s beneficiaries. Under the term of this trust, Mr. Yupeng Guo has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by RG Education Investment Limited in the Issuer.

CUSIP No. G6055H114	13D

(b) By virtue of the provisions of the Lock-up and Voting Agreements reference in Item 6 below, the Reporting Persons may be deemed to be members of a “group” with, and may be deemed to have or share indirect voting power over any shares of Ordinary Shares acquired directly by JZ Education Investment Limited, AP Education Investment Limited, IBIS CAPITAL SPONSOR LLC, IBIS CAPITAL SPONSOR II LLC, Charles McIntyre and Benjamin Vedrenne-Cloquet. The Reporting Persons expressly disclaim the existence of a group with such persons or any beneficial ownership of any shares held of record by such persons and the number of shares reported in the cover pages as shared voting power does not include any of those Ordinary Shares. In the aggregate, any group formed thereby would beneficially own the Ordinary Shares owned by the Reporting Persons as well as the Ordinary Shares acquired directly by AP Education Investment Limited, JZ Education Investment Limited, IBIS CAPITAL SPONSOR LLC, IBIS CAPITAL SPONSOR II LLC, Charles McIntyre and Benjamin Vedrenne-Cloquet, if any. The beneficial ownership of AP Education Investment Limited and JZ Education Investment Limited as have been reported separately on Schedules 13D filed with the Securities and Exchange Commission on April 9, 2020.

(c) Except as described in Item 4, during the past 60 days none of the Reporting Persons has effected any transactions in the Ordinary Shares.

(d) None.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Registration Rights Agreement

At the closing of the Mergers, the Issuer entered into a Registration Rights Agreement providing certain shareholders of Meten, including the Reporting Persons, with certain demand registration rights and piggy-back registration rights with respect to registration statements filed by the Issuer after the closing.

Lock-Up

At the closing of the Mergers, RG Education Investment Limited executed an Lock-up Agreements with the Issuer pursuant to which they will agree not to transfer the Ordinary Shares received as consideration in the Meten Merger (including any contingent shares, if and when issued), until (i) with respect to 50% of such Ordinary Shares, the earlier of the date that is six months after the closing and the date on which the closing price of Ordinary Shares equals or exceeds $12.50 per share (as adjusted for share splits, share capitalizations, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period after closing and (ii) with respect to the remaining 50% of such Ordinary Shares, one year after closing, or earlier, in either case, if, subsequent to the closing, the Issuer consummates a liquidation, merger, stock exchange or other similar transaction which results in all holders of Ordinary Shares ceasing to hold more than 50% of the then outstanding Ordinary Shares or having the right to exchange their Ordinary Shares for cash or freely tradable securities.

Voting Agreement

At the closing of the Mergers, the Issuer and RG Education Investment Limited entered into a voting agreement (the “Voting Agreement”) pursuant to which the Issuer has granted the Reporting Persons and certain other shareholders the right to nominate nine directors to serve on the Board. The Voting Agreement provides that the parities to the Voting Agreement will take all actions necessary to vote all Ordinary Shares beneficially owned by them for the election of such nominees until the third anniversary of the closing. The Reporting Persons disclaim beneficial ownership of any Ordinary Shares held by other shareholders who are subject to the Voting Agreement.

CUSIP No. G6055H114	13D

Merger Agreement

As referenced in Item 3 above, the Merger Agreement included rights for certain Meten shareholders, including the Reporting Persons, to receive Contingent Shares. The disclosure related to the Contingent Shares in Item 3 above is incorporated herein by reference.

The foregoing descriptions of the Registration Rights Agreement, Lock-up Agreement, Voting Agreement, and Merger Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, each of which is attached as an exhibit to the Schedule 13D and is incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

1	Joint Filing Agreement.

CUSIP No. G6055H114	13D

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 26, 2021

YUPENG GUO

By:	/s/ Yupeng Guo
Name:	Yupeng Guo

RG EDUCATION INVESTMENT LIMITED

By:	The Guo Yupeng Family Trust

By:	/s/ Yupeng Guo
Name:	Yupeng Guo
Title:	Settlor